Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA ● ASIA PACIFIC ● EUROPE	+1 212 839 8744 kliekefett@sidley.com

Via EDGAR

April 4, 2024

Michael Rosenberg

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Tax Free Fund for Puerto Rico Residents, Inc., File No. 811-23672

Dear Mr. Rosenberg:

On behalf of our client, Tax Free Fund for Puerto Rico Residents, Inc. (the “Fund”), set forth below are responses to oral comments received over the telephone from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 2, 2024 with respect to the preliminary proxy statement filed on March 26, 2024 by the Fund with the Commission under cover of Schedule 14A as form type PRER 14A (the “Proxy Statement”).

For your convenience, the responses are prefaced by a paraphrasing of the Staff’s corresponding comment in bold, italicized text.

1.	The Proxy Statement states in various places that the votes for the 2022 and 2023 Annual Meetings have not been certified. Please affirmatively state that the applicable vote has not been certified as of the date of the Proxy Statement and provide an explanation of the basis that the votes should not be certified.

Response: The Fund respectfully acknowledges the Staff’s comment. The Fund will revise the disclosures on pages 9 (with respect to the 2022 Annual Meeting) and 10 (with respect to the 2023 Annual Meeting) as follows (with additions in bold underline):

As described below, the Fund has alleged in the Federal Securities Litigation that the defendants’ conduct in connection with their proxy solicitations with respect to the [2022/2023] Annual Meeting violated Sections 13(d), 14(a), and 20(a) of the Exchange Act. While the district court has dismissed the Fund’s claims, the Fund has taken steps to permit the Fund to seek a prompt appeal in the U.S. Court of Appeals for the First Circuit. Inasmuch as the court has not rendered a final judgment on the Federal Securities Litigation as of the date of this Proxy Statement and the Fund or Ocean Capital may thereafter choose to appeal any such final judgment, the Fund’s Board believes that the validity of the solicitation of shareholders and the shareholder vote at the [2022/2023] Annual Meeting remains subject to legal challenge and, thus, that it would be inappropriate to certify such shareholder vote prior to receiving a final and unappealable judgment from the court. Accordingly, the shareholder vote for the [2022/2023] Annual Meeting has not been certified as of the date of this Proxy Statement.

United States Securities and Exchange Commission

Division of Investment Management

April 4, 2024

The Fund will also include cross references to this disclosure wherever statements are made about the certification of the stockholder vote.

2.	The Proxy Statement states that “If the broker has not provided you with competing proxy materials, the broker may vote your shares without your specific instruction with respect to routine proposals, including, in that case, Proposal 1 to elect the Director Nominees.” Please explain how this voting of uninstructed shares complies with NYSE Rule 452.10, which permits brokers to vote uninstructed shares on routine matters but prohibits brokers from voting uninstructed shares on nonroutine matters.

Response: The Fund respectfully acknowledges the Staff’s comment. Rule 452 of the New York Stock Exchange (the “NYSE”) states that brokers may vote uninstructed shares only if the broker “has no knowledge of any contest.” In practice, the NYSE does not recognize a “contest” until Broadridge does. Broadridge will code a proxy solicitation as a “contest” once it receives printed definitive proxy materials from a dissident, unless a dissident instructs Broadridge to mail definitive proxy materials only to certain shareholders (also known as a “stratified mailing”). In the event of a stratified mailing, Broadridge treats the proxy solicitation as a “contest” only for those shareholders who receive definitive proxy materials. For any other shareholders, Broadridge—and thus NYSE—will continue to treat the proxy solicitation as uncontested, and therefore brokers will still have authority to issue discretionary votes for these shareholders at the meeting. Consistent with this practice, broker non-votes have been recorded in numerous contested shareholder meetings.1 Accordingly, in the event that Ocean Capital instructs Broadridge to mail its definitive proxy materials only to certain shareholders, brokers will be permitted to vote the shares of any other shareholder without such beneficial owners’ specific instructions.

3.	The Proxy Statement states that “the Board of Directors rejected the notice with respect to the 2023 Advisory Agreement Proposal because it believes that Ocean Capital intends the proposal to cause a liquidation of the Fund from which its principals will receive a disproportionate financial benefit as compared to the primary shareholder base of the Fund.” Please provide the basis for the Board’s belief that Ocean Capital intends a liquidation of the Fund. The fact that Ocean Capital’s principals are Act 22 beneficiaries and would receive distributions from a liquidation entirely tax-free is not, in and of itself, evidence that they intend to liquidate the Fund.

Response: The Fund respectfully acknowledges the Staff’s comment.

The Board believes that the ultimate goal of the proxy contests launched by Ocean Capital against the Fund, and the submission of the 2023 Advisory Agreement Proposal, is the liquidation of the Fund and distribution of its assets. In May 2021, a principal of Ocean Capital and other shareholders submitted letters to a related fund that explicitly sought liquidation of that fund by or before January 31, 2022. The letter submitted by this principal is attached as Exhibit A. Moreover, the stated investment objective of Ocean Capital’s manager, PRCE Management, LLC, is to “effectuate a disposition of the assets of any Underlying Fund by effectuating a change in the composition of the board of directors of the Underlying Funds or liquidating such Underlying Funds.”2 Indeed, Ocean Capital has conceded that its nominees to the Fund, if elected, would consider, among other things, “the liquidation of the Fund to realize its net asset values.”3

[1]	See, e.g., SpartanNash Company, Form 8-K (filed June 15, 2022); McDonald’s Corporation, Form 8-K (filed June 2, 2022); Proctor & Gamble Company, Form 8-K/A (filed December 15, 2017).
[2]	PRCE Management LLC, Form ADV Part 2A Brochure (Aug. 3, 2021), https://files.adviserinfo.sec.gov/IAPD/Content/Common/crd_iapd_Brochure.aspx?BRCHR_VRSN_ID=722795.
[3]	Schedule 14A (PREC 14A), filed by Ocean Capital LLC at Tax Free Fund for Puerto Rico Residents, Inc. on March 21, 2024.

United States Securities and Exchange Commission

Division of Investment Management

April 4, 2024

Further, in the absence of a practical and viable alternative investment adviser as a replacement, the termination of an investment advisory agreement by the shareholders of a closed-end investment fund (as sought by the 2023 Advisory Agreement Proposal) typically results in the liquidation of the fund. Although it is possible for funds to engage a replacement advisor following the termination of the investment advisory agreement, this rarely occurs, and it is highly improbable to occur for the Fund. Consistent with its intent to cause a liquidation of the Fund through the 2023 Advisory Agreement Proposal, Ocean Capital has not proposed a replacement adviser for the Fund in the event that shareholders approve the proposal.

4.	The Proxy Statement states that “Ocean Capital’s principals, but very few of the Fund’s other shareholders, would recognize gains from a liquidation on an entirely tax-free basis.” Please supplementarily inform the Staff why the Fund believes this statement with respect to the Fund’s other shareholders.

Response: The Fund respectfully acknowledges the Staff’s comment.

The Fund believes that many of its shareholders are long-time Puerto Rican residents who are ineligible to receive Act 22 decrees. Prior to its registration under the Investment Company Act of 1940 on May 2021, the Fund’s shares of common stock were offered and sold exclusively to individuals who have their principal residence in Puerto Rico and to persons, other than individuals, whose principal office and principal place of business are located in Puerto Rico. Since the Fund’s common stock became highly illiquid since mid-2013 due to the economic distress of the Puerto Rico economy, the Fund believes that many of its shareholders are its original investors or other long-time Puerto Rican residents, who are ineligible for Act 22 because of their Puerto Rican residency prior to the passage of Act 22 in 2012. The Fund’s shareholders who are not Act 22 beneficiaries may be required to pay taxes on any gains from a liquidation of the Fund.

In light of the foregoing, the Fund will revise this disclosure as follows (with additions in bold underline and deletions in ~~strikethrough~~):

Ocean Capital’s principals~~, but very few of the Fund’s other shareholders,~~ would recognize gains from a liquidation on an entirely tax-free basis, but the Fund believes that very few of the Fund’s other shareholders would do so.

United States Securities and Exchange Commission

Division of Investment Management

April 4, 2024

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai H.E. Liekefett
Kai Haakon E. Liekefett

cc:	Owen Meacham, Fund Counsel

José C. Sánchez-Castro, Member, Sánchez/LRV Law Firm

United States Securities and Exchange Commission

Division of Investment Management

April 4, 2024

Exhibit A

Stockholder Letter

[See attached]